Ex. 17.1

March 19, 2021

Greg Breunich, CEO

Altitude International Holdings, Inc.

4500 SE Pine Valley Street

Port St. Lucie, FL 34952

Re: Board and Position Resignation

Dear Greg,

Please accept this letter as my resignation as an employee and Board Member for Altitude International Holdings, Inc., effective immediately.

I have enjoyed working with the Team for the last four years and truly believe ALTD has a bright future.

I will transmit under separate cover a transition document for the two projects in process. This document also identifies key vendors for your future needs.

Please process my final salary and expense reimbursement check at your earliest convenience.

Respectfully submitted,

JB Frost